Filmland Spirits, Inc.

ANNUAL REPORT

22512 Cantlay Street
West Hills, CA 91307
3109808732
https://www.filmlandspirits.com/

This Annual Report is dated March 16, 2026.

BUSINESS

Company Overview

Filmland Spirits, headquartered in Los Angeles and launched in 2022, merges Hollywood storytelling with award-winning whiskey, crafting immersive, B-Movie scripts that transport fans into thrilling narratives while enjoying our products. All of our core whiskies have won Double Gold or Gold medals at the prestigious San Francisco World Spirits Competition. Led by industry veterans in spirits, sales, and film, we're currently available in retail locations across 19 states and ship to 43. With sales nearly doubling YoY in 2024 and a multi-year nationwide brokerage deal, the uniquely engaging experience of drinking Filmland Spirits is resonating with millions of consumers, and is well-positioned for further expansion.

Business Model

Filmland Spirits generates revenue through three primary channels: national retail distribution, direct-to-consumer e-commerce, and strategic partnerships with major retailers and distributors. By leveraging immersive storytelling and award-winning, ultra premium whiskey, Filmland Spirits differentiates itself from traditional whiskey brands, effectively capturing the attention of Millennials, Gen Z, and Gen X consumers. Our custom Art Deco bottles feature uniquely painted, original retro B-movie posters, each representing an original storyline created for that bottle. A synopsis of the movie and the characters is on each label with further content such as trailers, storyboards and script pages available via QR code. Whiskey aficionados and pop culture fans alike can pour a glass and be transported into an immersive experience steeped in the wild and fun world of a retro B-movie. Strategic expansions are fueled by a multi-year brokerage partnership, enabling nationwide and international market penetration.

Intellectual Property

Filmland Spirits' intellectual property strategy revolves around its original retro B-movie-themed branding, custom Art Deco bottle designs, and immersive storytelling elements. Each product features unique characters and narratives, protected by trademark registrations, ensuring brand distinctiveness in the competitive spirits market. This narrative-driven approach not only enhances brand identity but also establishes a loyal fan base, contributing to high customer retention and repeat purchases. The proprietary blend and aging techniques further protect the brand's ultra premium product quality and authenticity.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $2,000,000.00
Use of proceeds: Sales, Marketing, Operations, Inventory, Raw Materials
Date: September 01, 2023
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Year Ended December 31, 2024, Compared to Year Ended December 31, 2025
Revenue
Revenue for the fiscal year ended December 31, 2024, was $560,837, compared to $577,603 for the fiscal year ended December 31, 2025.
The increase in revenue is primarily attributable to an expanded distribution footprint across additional states, as well as heightened brand recognition, consumer demand and higher margins.
Cost of Goods Sold
Cost of goods sold for the fiscal year ended December 31, 2024, amounted to $255,405, compared to $241,135 for the fiscal year ended December 31, 2025.

While COGS increased on an absolute dollar basis, corresponding with the rise in revenue, it declined as a percentage of revenue. This improvement in cost efficiency is largely due to enhancements in supply chain management, including bulk purchasing strategies that reduced per-unit costs and a strategic shift in suppliers for dry goods, yielding more favorable pricing terms as well as a shift in product mix to higher margin products.

Gross Margins
Gross margins improved from 54.68% in fiscal year 2024 to 58.25% in fiscal year 2024.
This increase in gross margin percentage is primarily due to the reduction in cost of goods sold, driven by supply chain efficiencies and cost optimization strategies and a shift in product mix to higher margin products.
Total Expenses
Total expenses for the fiscal year ended December 31, 2024, were $1,056,869, compared to $1,259,776.81 for the fiscal year ended December 31, 2025.
The increase in total expenses was predominantly due to higher investments in marketing and sales initiatives including the hiring of a national brokerage firm aimed at supporting revenue growth and expanding market reach. These expenditures were strategic in nature, aligned with the overall business objective of increasing brand awareness and customer acquisition. Additional expense differences can be attributed to one-time costs associated with move to a new 3PL for bottling and warehousing and one-time crowd funding related expenses including StartEngine fees, legal, accounting and marketing..
Historical results and cash flows:
The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows may be indicative of the revenue and cash flows expected for the future because we plan to expand to more states and maintain our marketing efforts. Past cash was primarily generated through sales, equity investments. Our goal is to increase volume and reduce expenses.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 536310.

Debt

Creditor: Chef Gina
Outstanding balance: $25,000.00
Interest rate: 7%

Creditor: Stephen Canepa
Outstanding balance: $150,000.00
Interest rate: 7%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Troy Bolotnick

 Troy Bolotnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, Chief Executive Officer, President, Secretary and Chairman of the Board
• Dates of Service: September 2020 — Present
• Responsibilities: Troy is involved in every aspect of the company; Creative, administrative, sales, marketing, fund-raising, product development, operations and leads the award-winning Filmland blending team. Troy is the face of the brand, the head creative.

Name: Stephen Canepa

 Stephen Canepa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Financial Officer, Board Member, Treasurer, Lead Investor
• Dates of Service: April 2021 — Present
• Responsibilities: Stephen prepares financial statements, company valuation, and strategic decisions and is a member of the award-winning Filmland blending team.

Name: Kristin Killpack

 Kristin Killpack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President Sales
• Dates of Service: May 2021 — Present
• Responsibilities: Kristin manages the Sales Division, Co-Founder, Investor.

Other business experience in the past three years:

• Employer: OM Services
Title: Owner, Consultant
Dates of Service: May 2016 — Present
Responsibilities: Kristin is the owner and consultant for OM Services.

Name: Daniel Clarke

Daniel Clarke's current primary role is with Tea At Four, LLC. Daniel Clarke currently services approximately 10 to 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President Marketing
• Dates of Service: July 2021 — Present
• Responsibilities: Daniel oversees Marketing Strategy and Plans.

Other business experience in the past three years:

• Employer: Tea At Four, LLC
Title: Founder and Lead Consultant
Dates of Service: November 2021 — Present
Responsibilities: Daniel is a freelance strategy consultant mainly for CPG companies.
• Employer: Stranger and Stranger
Title: Freelance Strategy Director
Dates of Service: January 2022 — Present
Responsibilities: Daniel advises clients on brand strategy prior to creative process.
• Employer: Kinetic Consulting
Title: Consultant
Dates of Service: April 2023 — Present
Responsibilities: Daniel is a consultant in Marketing and Commercial Practice.

Name: Charlie Flint

Charlie Flint's current primary role is with GSG North America. Charlie Flint currently services approximately 20 to 40 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President Production
• Dates of Service: September 2020 — Present
• Responsibilities: Charles leads operations, including procurement and production. Additionally, Charles contributes to the creative development of products, including story/character development, content/copy creation, and is a member of the award-winning Filmland blending team.

Other business experience in the past three years:

• Employer: GSG North America
Title: Account Director
Dates of Service: May 2019 — Present
Responsibilities: Charles manages strategic customer relationships for a portfolio of 75+ retail and travel vertical brands on Coupons.com and partnering with CNN and Business Insider to drive revenue growth through consumer engagement and sales across the affiliate channel.

Name: Robert Morton

Robert Morton's current primary role is with Whiskey Capital. Robert Morton currently services approximately 1 to 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2023 — Present
• Responsibilities: Chuck assists in equity fund raising, is an investor and provides strategic guidance to the Chief Executive Officer. Chuck also acts as a barrel broker, sourcing bulk whiskey and providing exclusive access and discounted rates to the company creating a competitive advantage and increasing margin.

Other business experience in the past three years:

• Employer: EngagedPro / Singlepoint, A Blue Wave Company
Title: Partner
Dates of Service: June 2013 — December 2022

Responsibilities: Chuck is a Partner at EngagedPro / Singlepoint, focusing on assisting Global based IT telecommunications and marketing based service organizations within the healthcare, CPG and various spaces.
• Employer: Whiskey Capital
Title: President
Dates of Service: November 2015 — Present
Responsibilities: Chuck serves as President.
• Employer: Bourbon Structures
Title: Co-Founder
Dates of Service: December 2017 — February 2023
Responsibilities: Chuck co-founded Bourbon Structures.

Name: Steven Stary

 Steven Stary's current primary role is with Daisy Co.. Steven Stary currently services approximately 1-2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2023 — Present
• Responsibilities: As a board member, Steven's role is to represent the interests of the Company by promoting the capital campaign to his network.

Other business experience in the past three years:

• Employer: Brilliant AV
Title: Vice President Sales and Marketing
Dates of Service: May 2014 — December 2023
Responsibilities: Steven leads all of the sales and marketing efforts including a team of sales professionals and sales engineers. As co-founder Steven also developed the go-to market strategy and the product delivery processes.
• Employer: Daisy Co.
Title: Vice President Sales and Solutions
Dates of Service: January 2024 — Present
Responsibilities: Steven drives organic growth in the national network of local branch offices through the development of sales enablement technology, product and solution sets that meet market demands, and by providing sales leadership and training.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)
Amount and nature of Beneficial ownership: 2,259,375
Percent of class: 38.26%

Title of class: Series A-1 Preferred Stock
Stockholder Name: Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)
Amount and nature of Beneficial ownership: 24,066
Percent of class: 38.26%

Title of class: Series A-2 Preferred Stock
Stockholder Name: Troy Bolotnick Living Trust (100% owned by Troy Bolotnick)
Amount and nature of Beneficial ownership: 43,319
Percent of class: 38.26%

RELATED PARTY TRANSACTIONS

Name of Person: Chef Gina
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Chef Gina is Shareholder/Spouse of Shareholder/Board Member.
Material Terms: On June 1, 2023, the Company borrowed money from Chef Gina Stary's Defined Contribution Plan
(Shareholder/Spouse of Shareholder/Board Member) in the total amount of $25,000. The loan bears an annual interest rate of 7% and the maturity date is set for May 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $25,000 and $25,000, respectively.

Name of Person: Stephen Canepa
Relationship to Company: Chief Financial Officer, Treasurer, Board Member
Nature / amount of interest in the transaction: Stephen Canepa is Chief Financial Officer, Treasurer, Board Member of the Company.
Material Terms: On January 1, 2022, the Company borrowed money from its shareholder, Stephen Canapa, in the total amount
of $150,000. The loan bears an annual interest rate of 7% and the maturity date is set for December 31, 2030. As of December 31, 2024, and December 31, 2023, the outstanding balances of this loan were $150,000 and $150,000, respectively.

OUR SECURITIES

The Company has authorized Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, and Series A-4 Preferred Stock.

Common Stock
• Authorized: 8,000,000
• Outstanding: 4,800,000
• Voting Rights: One vote per share.
• Material Rights: 359,289 shares reserved for stock options and 320,000 shares of issued stock options are included in the amount outstanding.
Series A Preferred Stock
• Authorized: 1,150,000
• Outstanding: 444,300
• Material Rights: The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to all series of Preferred Stock unless specific series are noted. Please refer to Exhibit F for complete information.

Liquidation Preference

Preferred Stock holders have certain liquidation preferences. These preferences for each series of Preferred are determined based on the "Original Issue Price" as defined in the company's articles of incorporation. Please refer to Exhibit F for complete information.

Mandatory Conversion

Shares of Preferred Stock must convert to Common Stock under certain scenarios. Please refer to Exhibit F for complete information.

Series A-1 Preferred Stock
• Authorized: 168,463
• Outstanding: 168,462
• Material Rights: Please refer to the material terms of the Series A Preferred Stock for relevant information.
Series A-2 Preferred Stock
• Authorized: 498,168
• Outstanding: 498,164
• Material Rights: Please refer to the material terms of the Series A Preferred Stock for relevant information.
Series A-3 Preferred Stock
• Authorized: 169,878
• Outstanding: 169,878
• Material Rights: Please refer to the material terms of the Series A Preferred Stock for relevant information.
Series A-4 Preferred Stock
• Authorized: 591,716
• Outstanding: 0
• Material Rights: Please refer to the material terms of the Series A Preferred Stock for relevant information.

Investors in this offering will be required to join an Investors Rights Agreement. Please review the attached agreement in Exhibit F.

PLEASE BE AWARE, the Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Series A-4 Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed

operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series A-4 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face

competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Company Alcohol Beverage Licenses Notice

Company holds state and federal alcohol beverage licenses in the supplier tier. These alcohol beverage licenses restrict persons who hold direct or indirect interests in certain other alcohol beverage licenses, including but not limited to wholesale, retail, and certain distilled spirits businesses, from participating in this offering. A conflicting interest may be caused by your employment, a board position, or another investment held by you or your spouse. Prior to participating in this offering, any potentially conflicting interests shall be disclosed to the Company for vetting.

Risks Related to Changes in Alcohol Regulations
The alcohol beverage industry and the state and federal laws and regulations that govern it are always changing. The Company's operations may be impacted by changes to laws and regulations, or changes to interpretations to how existing laws and regulations govern the Company and its business in any given jurisdiction. Any such changes could impact the Company's ability to sell in certain markets and could negatively impact your investment.

Company Alcohol Beverage Licenses
Company holds certain state and federal alcohol beverage licenses in the supplier tier. Company is obligated to notify state and federal regulatory agencies regarding certain changes to the ownership of the Company, which may be triggered by your investment, or by others' investments in the Company. The Company may be required to disclose certain details to state and federal regulatory agencies about your investment, including personal information about you, including but not limited to your name, date of birth, social security number, address, employment, fingerprints, or other identifying information. While the Company will take measures to limit all personal disclosures that are not necessary, including engaging legal or compliance counsel as necessary to engage with regulators about such requests, you may need to provide personal information by virtue of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Filmland Spirits, Inc.

By /s/ *Troy Bolotnick*

Title: CEO and Chairman

By /s/ *Troy Bolotnick*

Name: <u>Troy Bolotnick</u>
Title: CEO and Chairman

By /s/ *Stephen Canepa*

Name: <u>Stephen Canepa</u>
Title: CFO/Director

Exhibit A
FINANCIAL STATEMENTS

Filmland Spirits, Inc.
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Total Bank Accounts	536,309.69
Total Accounts Receivable	70,894.00
Other Current Assets	
12000 Inventory	
Bulk Spirits	710,044.29
Finished Goods	156,574.19
Marketing Merchandise	5,430.97
Dry Goods	142,974.95
Total 12000 Inventory	**$1,015,024.40**
Prepaid Expenses [1]	**$22,112.71**
Investment Receivable [2]	**$50,500.00**
Total Other Current Assets	**$1,087,637.11**
Total Current Assets	**$1,694,840.80**
Total Fixed Assets [3]	**$12,297.94**
Total Other Assets [4]	**$282,483.45**
TOTAL ASSETS	**$1,989,622.19**
LIABILITIES AND EQUITY	
LIABILITIES	
Current Liabilities	
Total Accounts Payable	59,879.10
Total Credit Cards	2,600.30
Other Current Liabilities	
20005 Notes Payable [5]	175,000.00
200xx Other Taxes and Payroll Liabilities	4,309.60
201xx Accruals [6]	61,625.03
Total Other Current Liabilities	**$240,934.63**
Total Current Liabilities	**$303,414.03**
Total Liabilities	**$303,414.03**
EQUITY	
Total 30000 Shareholder's Capital [7]	$391,416.97
30001 Retained Earnings	-1,363,847.47
30002 SAFE	0.00
30005 Series A	3,500,000.00
Additional Paid in Capital [8]	85,000.00
Opening Balance Equity	0.00
Net Income	-926,361.34
Total Equity	**$1,686,208.16**
TOTAL LIABILITIES AND EQUITY	**$1,989,622.19**

Notes to Balance Sheet:

[1] Mainly supplies (bottles, corks, labels…) Agency Fees, Payroll Taxes, some Software Fees and Insurance

[2] Capital Investment in process but not received as of 12/31/25

[3] Bottle Molds net of Accumulated Depreciation, Office Equipment & Software

[4] Brand Design, Trademarks, Startup Costs, net of Accumulated Amortization of Startup Costs

[5] Barrel loans from Stephen Canepa and Gina Stary

[6] Prof. Fees earned by third party but not paid as of 12/31/25

[7] Increase over 2024 year-end balance due to preferred Stock issuance related to crowd funding activity

[8] Shares vested and/or earned by CEO and BOD

Filmland Spirits, Inc.
Profit and Loss
January - December 2025

	Total
INCOME	
40000 Sales	
41001 Sales - Ryes of the Robots	142,421.88
41002 Sales - Moonlight Mayhem!	86,401.41
41003 Sales - Moonlight Mayhem! Extended Cut	95,273.66
41004 Sales - Ryes of the Robots Extended Cut	162,428.55
41005 Sales - Town at the End of Tomorrow	10,800.00
41006 Sales - Quadraforce	60,035.83
41008 Sales - Moonlight Mayhem 2 White Port	54,516.49
Total 41007 Sales - Merchandise	784.10
Total 40000 Sales	**$612,661.92**
46000 Refunds and returns	**($35,059.40)**
TOTAL INCOME	**$577,602.52**
COST OF GOODS SOLD	
55001 COGS - Ryes of the Robots	61,140.50
55002 COGS - Moonlight Mayhem!	42,936.94
55003 COGS - Moonlight Mayhem! Extended Cut	36,006.97
55004 COGS - Ryes of the Robots Extended Cut	57,571.68
55005 COGS - Town at the End of Tomorrow	5,918.23
55006 COGS - Quadraforce	30,302.24
55008 COGS - Moonlight Maybem 2 White Port	21,256.47
Total 55015 COGS - Merchandise and Fees	182.67
Sub Total Cost of Goods Sold	**$255,315.70**
Inventory Adjustments and Fees [1]	**($14,180.94)**
TOTAL COST OF GOODS SOLD	**$241,134.76**
GROSS PROFIT	**$336,467.76**
EXPENSES	
61000 Sales Expenses	3,399.08
61011 Samples	25,938.10
61015 Commission	50,509.87
61016 Demo	15,565.16
61018 Broker Fees	182,500.00
610xx Sales Expenses Misc. (Fees, Discounts, Incenives…)	19,488.34
Total 61000 Sales Expenses	**$294,001.47**
710007 Conferences and Trade Shows	1,775.50
71006 Online Advertising	67,549.22
71008 Public Relations	22,000.00
71009 Fundraising	83,964.72
71010 Content Creation	42,300.00
710xx Marketing Expenses Misc. (Design Svcs, Printing…)	7,933.26
Total 71000 Marketing Expenses	**$225,522.70**

Filmland Spirits, Inc.
Profit and Loss
January - December 2025

	Total
81000 General and Administrative Expenses	
81001 Software	29,077.08
81002 Postage and Shipping	9,087.26
Total 81008 Business Insurance	25,857.02
81012 License & Fees	7,454.42
Total 81016 Professional Fees [2]	320,508.28
81025 Rent/Lease	26,624.00
81029 Storage and Handling	41,292.79
Total Travel Expenses	13,608.39
81037 R & D	8,445.32
810xx General and Administrative Expenses Misc. (Office, Bank/Vendor Fees, Meals…)	10,211.46
Total 81000 General and Administrative Expenses [3]	**$492,166.02**
Total 81033 Payroll Expenses	**$189,916.00**
Total 82000 Non-recurring Expenses [4]	**$30,406.34**
Total 99004 Other Taxes	**$7,963.44**
TOTAL EXPENSES	**$1,239,975.97**
Net Operating Income / (Loss)	**($903,508.21)**
Total Other Income [5]	**$14,419.67**
Total Other Expenses [6]	**$37,272.80**
Net Other Income	**($22,853.13)**
Net Income	**($926,361.34)**

Notes to Income Statement:

[1] To adjust for actuals on hand due to loss or damage and misc. fees offset by COGS adjustment on Sales returns

[2] Consulting, Legal, Accounting, BOD services

[3] Includes proportionate amount of Exec. Salary, and what would typically be considerred "Salary" for marketing

and sales personnel, also includes non-cash expense for stock-based comp (bod, management, vendors)

[4] One time items due to: 1) transition to new storage/bottling facility and associated loss/damage discovered

during full physical inventory reconciliation, and 2) cost to replace/re-finish damaged cork

[5] Interest

[6] Amortization, Depreciation, Interest on Barrel Loans, CA State Taxes

Filmland Spirits, Inc.
Statement of Cash Flows
January - December 2025

	Total
OPERATING ACTIVITIES	
Net Income	-926,361.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable (A/R)	-42,060.36
120xx Inventory - Bulk Spirits	38,087.71
1203x Inventory - Finished Goods	38,737.16
1204x Inventory - Marketing Merchandise	182.67
1250x Inventory - Dry Goods	-21,373.79
13xxx Prepaid Expenses	57,196.00
20000 Accounts Payable	-27,901.12
2100x Credit Cards	-22,538.22
20110 Accrued Expenses (Vested Exec Shares, Bonuses)	60,095.03
Payroll Liabilities (CA PIT/SDI/SUI/ETT, Fed Taxes/Unemp.	84.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$80,509.08**
Net cash provided by operating activities	**($845,852.26)**
INVESTING ACTIVITIES	
Investment Receivable	49,500.00
15300 Accumulated Depreciation	10,698.84
15111 Start up Costs:Accumulated Amort - Start up costs	9,102.00
1510x Other Investment Adjustments [1]	-21,406.94
Net cash provided by investing activities	**$47,893.90**
FINANCING ACTIVITIES	
30006 Shareholder's Caital: Preferred Stock [1]	**$366,341.50**
Net cash provided by financing activities	**$366,341.50**
Net cash increase/(decrease) for period	**($431,616.86)**
Cash at beginning of period	967,926.55
Cash at end of period	**$536,309.69**

Notes to Statement of Cash Flows:

[1] Preferred Stock issuance related to crowd funiding activity in 2025

Filmland Spirits, Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock		Series A Preferred Stock		Series A-1 Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2022	**4,287,500**	**$43**	**-**	**-**	**-**	**-**
Issuance of Common Stock	762,500	8	-	-	-	-
Cancelled Stock	-1,000,000	(10)	-	-	-	-
par value per share increased from 0.00001 to 0.0001 as of 12/5/2023	-	365	-	-	-	-
Issuance of Common Stock	20,800	2	-	-	-	-
Issuance of Preferred Stock	-	-	444,300	44	-	-
Issuance of Preferred Stock, conversion of SAFE	-	-	-	-	168,462	17
Net Loss	-	-	-	-	-	-
Balance—December 31, 2023	**4,070,800**	**$408**	**444,300**	**$44**	**168,462**	**$17**
Issuance of Stock	44,301	4	-	-	-	-
Cancelled Stock	-18,750	(2)	-	-	-	-
Issuance of Restricted Stock (fully vested)	24,360	2	-	-	-	-
Capital Contribution	-	-	-	-	-	-
Share-Based Compensation	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-
Balance—December 31, 2024	**4,120,711**	**$412**	**444,300**	**$44**	**168,462**	**$17**
Issuance of Preferred Stock (Series A-4, StartEngine)	-	-	-	-	-	-
Share-Based Compensation	-	-	-	-	-	-
Subscription receivable conversion to inventory	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-
Balance—December 31, 2025	**4,120,711**	**$412**	**444,300**	**$44**	**168,462**	**$17**

See accompanying note

Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Subscription	Additional Paid	Accumulated	Total Stockholders'
Shares	Amount	Shares	Amount	Shares	Amount	Receivable	In Capital	Deficit	Equity
-	**-**	**-**	**-**	**-**	**-**	**-**	**$37**	**($543,437)**	**($543,357)**
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	(10)
-	-	-	-	-	-	*(325)*	*(37)*	-	*3*
-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	1,499,956	-	1,500,000
498,164	50	169,878	17	-	-	(600,000)	1,999,916	-	1,400,000
-	-	-	-	-	-	-	-	(367,877)	(367,877)
498,164	**$50**	**169,878**	**$17**	**0**	**-**	**($600,325)**	**$3,499,872**	**($911,314)**	**$1,988,769**
-	-	-	-	-	-	-	22,483	-	22,487
-	-	-	-	-	-	-	-	-	(2)
-	-	-	-	-	-	-	12,180	-	12,182
-	-	-	-	-	-	500,325	-	-	500,325
-	-	-	-	-	-	-	75,000	-	75,000
-	-	-	-	-	-	-	-	(713,053)	(713,053)
498,164	**$50**	**169,878**	**$17**	**0**	**-**	**($100,000)**	**$3,609,535**	**($1,624,367)**	**$1,885,708**
-	-	-	-	119,713	12	-	366,329	-	366,341
-	-	-	-	-	-	-	34,375	-	34,375
-	-	-	-	-	-	49,500	-	-	49,500
-	-	-	-	-	-	-	-	(926,361)	(926,361)
498,164	**$50**	**169,878**	**$17**	**119,713**	**$12**	**($50,500)**	**$4,010,239**	**($2,550,728)**	**$1,409,563**

s to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Filmland Spirits, Inc. was formed on 3/16/21 ("Inception") in the State of DE.   The financial statements of Filmland Spirits, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Hills, CA.

Filmland Spirits merges Hollywood storytelling with award-winning whiskey, crafting immersive, B-Movie scripts that transport fans into thrilling narratives while enjoying our products. All of our core whiskies have won Double Gold or Gold medals at the prestigious San Francisco World Spirits Competition and the TAG Global Spirits Awards. Led by industry veterans in spirits, sales, and film, we're currently available in retail locations across 19 states and ship to 43.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of cases of 750ml whiskey (bourb and rye) packed in 6 or 12 pack cases when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company did not incur any new debt in 2025 and there has been no material changes to the existing obligations and continues to operate under the previously disclosed debt arrangments.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 8,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2025 4,120,711 shares of common stock have been issued and were outstanding.

The Company is authorized to issue 1,872,525 shares of preferred stock with a par value of $0.0001. As of December 31, 2025 1,570,395 shares of preferred stock have been issued and were outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

There were no new related party transactions since the prior disclosure should be sufficient.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through March 12, 2026 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Troy Bolotnick (Print Name), the CEO of Filmland Spirits, Inc. (Company Name), hereby certify that the financial statements of Filmland Spirits, Inc.) and notes thereto for the periods ending 12/31/24) and 12/31/25 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Filmland Spirits, Inc. has not yet filed its federal tax return for [year]."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/5/26

CEO
3/5/26